UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1 NOTICE OF EXTRAORDINARY GENERAL MEETING OF STATS CHIPPAC LTD. DATED SEPTEMBER 2, 2010.
EX-99.2 CIRCULAR TO SHAREHOLDERS DATED SEPTEMBER 2, 2010, THE NOTICE AND THE PROXY FORM IN RELATION TO THE EGM.

Other Events
On September 2, 2010, STATS ChipPAC Ltd. issued a notice of an extraordinary meeting (“EGM”) of its shareholders (“Notice”) to be convened on September 27, 2010 to seek shareholders’ approval to undertake a proposed capital reduction exercise and cash distribution. A copy of the Notice dated September 2, 2010 is attached hereto as Exhibit 99.1.
In addition, the Company has dispatched to its shareholders a circular dated September 2, 2010 (“Circular”) together with the Notice and the proxy form in relation to the EGM. Copies of the Circular, the Notice and the proxy form are attached hereto as Exhibit 99.2.
Exhibit

99.1	Notice of Extraordinary General Meeting of STATS ChipPAC Ltd. dated September 2, 2010.

99.2	Circular to Shareholders dated September 2, 2010, the Notice and the proxy form in relation to the EGM.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2010

STATS CHIPPAC LTD.
By:	/s/ Tay Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of Extraordinary General Meeting of STATS ChipPAC Ltd. dated September 2, 2010.

99.2	Circular to Shareholders dated September 2, 2010, the Notice and the proxy form in relation to the EGM.